August 18, 2006

Eugene Malobrodsky
Intelligent Buying, Inc.
260 Santa Ana Court
Sunnyvale CA 94085

> **Re:** **Intelligent Buying, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed August 9, 2006**
> **File No. 333-133327**

Dear Mr. Malobrodsky:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You currently are not subject to the filing requirements of the Securities Exchange Act of 1934 and should not file annual, quarterly, and other required reports until you become subject to those requirements, which will occur when our review of this Form SB-2 is complete and the registration statement is declared effective.

Prospectus Summary, page 1

2. Disclose in the first paragraph that the 2.5 million preferred shares are convertible into 5 million shares of comment stock.

Where you can find more information, page 9

3.   Please refer to prior comment 8. Please revise the third paragraph of this section to reflect the current address of the Securities and Exchange Commission.

Cautionary Note…, page 10

4.   Delete references to Sections 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934 because they do not apply to initial public offerings.

Selling Security Holders, page 11

5.   Please refer to prior comment 10. Please revise footnote 1 to clarify the relationship between Sophia Malobrodsky and Eugene Malobrodsky.

Directors and Executive Officers, Promoters and Control Persons, page 16

6.   Please provide us with support that AnchorFree Wireless is one of the nation's largest Free Wi-Fi networks.

7.   Disclose the number of working hours per week that Messrs. Malobrodsky and Gorodyansky are able to devote to the business of Intelligent Buying.

Description of Business, page 23

8.   Please refer to prior comment 5. Please expand the third paragraph of this section to quantify the amount of revenues attributable to those products manufactured by the five companies listed. Also, clarify that some of these companies are your competitors.

9.   Your website does not appear to be functioning. Please advise.

Management's Discussion and Analysis or Plan of Operation, page 25

10.   Please refer to prior comment 3. You disclose in the first paragraph of this section that your products range from laptop computers to million-dollar servers. Reconcile this disclosure with the disclosure of inventory on page F-2 and revenues on page F-3.

Liquidity, page 28

11.   Please revise to clarify why your results of operations for the quarter ended March 31, 2006 and the year ended December 31, 2005 are not consistent with the fifth element of your strategy.

Results of Operations for Comparative 3-Month Periods Ended March 31, 2006 and March 31, 2005, page 30

12.   Please discuss in greater detail the "sharing of certain expenses," such as what kind of expenses, the amount of shares expenses and whether you have a written agreement relate to such shared expenses.   Also, file the written agreement as an exhibit.

13.   Please expand the appropriate section to discuss the material terms of the agreement with Altitude Group LLC and the type of services performed.

Description of Business

14.   We note that you had $279,103 in sales last year. Expand to discuss the number of customers you have and whether any accounted for more than 10% of sales. Also explain how you the purchase of inventory in order to effectuate these sales.

Certain Transactions, page 33

15.   Disclose the relationship between Ilya Perlov and the registrant.

General

16.   Please refer to prior comment 19. The financial statements and related disclosure should be updated as necessary to comply with Item 310(g) of Regulation S-B at the effective date. In this regard, please note that you must update to include your interim period ended June 30, 2006 in your amended filing.

Financial Statements for period ended December 31, 2005 (audited)

Index

17.   We presume that the caption, "Balance Sheets at December 31, 2005 and December 31, 200**5**" is an error. Please revise to correct.

Revenue Recognition, page F-6

18.   Please refer to prior comment 28. We note in your response that your sales are not "subject to…any special rights or exchange privileges." Reconcile this

comment with your revised disclosure which states, "the company reduces revenue for estimated customer returns, rotations and sales rebates." Tell us more about these returns, rotations and sales rebates and explain how you estimate at the time of shipment. Also, discuss the frequency and estimate the dollar amounts in your response.

Inventories, page F-8

19.   Please refer to prior comment 30. With respect to the valuation allowance, confirm that inventory impairment charges establish a new cost basis for inventory and that charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. Refer to SAB Topic 5-BB. If material, quantify the amount of impairment charges in the periods presented.

Note 4. Notes Payable – Other, page F-8

20.   Please refer to prior comment 31. We do not see where the description of these notes has been revised on the face of the balance sheet in response to our comment. Please revise. Also, please tell us the nature of the amount "due to related party" included in current liabilities on your balance sheet. Revise to provide the related party disclosures required by SFAS 57, as previously requested.

Note 8. Going Concern, page F-10

21.   Revise the note to clearly state that there is "substantial doubt" about the company's ability to continue as a going concern. Going concern disclosures must use the words "substantial doubt."

Financial Statements for period ended March 31, 2006 (unaudited)

Balance Sheet, page F-12

22.   Please provide a roll-forward of your stockholders' equity account from December 31, 2005 to March 31, 2006. We may have additional comments after reviewing your response.

23.   Please revise to disclose how you increased the number of authorized shares of common stock from 25,000 to 50,000,000 from December 31, 2005 to March 31, 2006. Also explain how the par value of your stock went from no par value to $.001 par value.

24.   We note you issued 500,000 shares of preferred stock to Lionheart Associates, LLC on March 31, 2006. Please explain your accounting for this transaction and

the subsequent rescission on May 15, 2006. We may have additional comments after reviewing your response.

Statements of Operations, page F-13

25.   We noted the following errors in your interim financial statements for the period ended March 31, 2006 and March 31, 2005. Please revise as necessary and ensure your financial statements agree with your MD&A and other disclosures throughout the document.

· Your total operating expense for the three months ended March 31, 2006 appears to be $**1**61,001, not $61,001.

· Your net loss for the three months ended March 31, 2005 appears to be $16,**6**46, not $16,**3**46.

· Your net loss per share-basic and diluted for the three months ended March 31, 2005 appears to be incorrect.

Statement of Cash Flows, page F-14

26.   The beginning cash and cash equivalent for the period March 31, 2006 and March 31, 2005 does not appear correct. Please revise or advise.

Note 1. Significant Accounting Policies, page F-15

Business Description

27.   Please clarify the date of incorporation. Your date of March 24, 2004 is not consistent with other dates provided in the document.

Other

28.   It appears that you are missing Note 2. Notes Payable – Others and Note 3. Stockholders' Deficiency, that were included in your Form 10-QSB for the period ended March 31, 2006, but not in your Form SB-2. Revise or advise.

29.   In this regard, please revise to disclose the liquidation preference of your preferred stock on the face of the balance sheet.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Angela Crane, Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Robert Diener, Esq.